Exhibit 99.1

Jinxin Technology Holding Company Announces Plan to Implement ADS Ratio Change

SHANGHAI, China, June 23, 2026 /PRNewswire/ -- Jinxin Technology Holding Company (“Jinxin” or the “Company”) (NASDAQ: NAMI), an innovative digital content service provider in China, today announced that it plans to change the ratio of its American Depositary Shares (“ADSs”) to its ordinary shares (the “ADS Ratio Change”) from one ADS representing 18 ordinary shares to one ADS representing 450 ordinary shares.

For the Company’s ADS holders, the ADS Ratio Change will have the same effect as a one-for-25 reverse ADS split. A post-effective amendment to the Registration Statement on Form F-6 will be filed with the U.S. Securities and Exchange Commission to reflect the ADS Ratio Change. The Company anticipates that the ADS Ratio Change will be effective on June 25, 2026, U.S. Eastern Time (the “Effective Date”).

Each ADS holder of record at the close of business on the Effective Date will be required to surrender and exchange every 25 existing ADSs then held for one new ADS. Deutsche Bank Trust Company Americas, as the depositary bank for the Company’s ADS program, will arrange for the exchange of the current ADSs for the new ones. The Company’s ADSs will continue to be traded on the Nasdaq Stock Market under the ticker symbol “NAMI.”

No fractional new ADSs will be issued in connection with the ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses, where applicable) will be distributed to the applicable ADS holders by the depositary bank. The ADS Ratio Change will have no impact on the Company’s underlying ordinary shares, and no ordinary shares will be issued or cancelled in connection with the ADS Ratio Change.

As a result of the ADS Ratio Change, the trading price of the Company’s ADSs is expected to increase proportionately upon the effectiveness of the ADS Ratio Change, although there can be no assurance that the ADS trading price after the ADS Ratio Change will be equal to or greater than 25 times the ADS trading price before the ADS Ratio Change.

About Jinxin Technology Holding Company

Headquartered in Shanghai, China, Jinxin Technology Holding Company is an innovative provider of digital content and interactive communication services. Through its flagship platform Namibox, the Company delivers intelligent, engaging, and curriculum-aligned products powered by advanced AI, AR, and digital human technologies.

Jinxin Technology works closely with China’s leading textbook publishers and educational platforms, providing AI-generated digital content for primary and middle school students. Its distribution channels include:

●	Namibox, the Company’s flagship learning app

●	Telecom and broadcast operators

●	Third-party educational devices

For more information, please visit the Company’s website at https://ir.namibox.com.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Jinxin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Jinxin’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no obligation to update such information, except as required under applicable law.

For Investor and Media Inquiries, Please Contact:

Jinxin Technology Holding Company

Investor Relations Department

Email: ir@namibox.com